Contact

www.linkedin.com/in/
simonschillebeeckx (LinkedIn)
www.smu.edu.sg/faculty/
profile/144811/Simon-
SCHILLEBEECKX (Personal)
handprint.tech (Company)

Top Skills

Sustainability

Research

Corporate Social Responsibility

Languages

Spanish (Professional Working)

English (Native or Bilingual)

Dutch (Native or Bilingual)

French (Full Professional)

Russian (Elementary)

Certifications

FT Non-Executive Director Diploma
- Pearson SRF BTEC Level 7
Advanced Professional Diploma

Publications

Knowledge Recombination and
Inventor Networks: The Asymmetric
Effects of Network Ties and Search
Orientation on Knowledge Reuse
and Impact

An integrated framework for rural
electrification: Adopting a user-
centric approach to business model
development

Contrasting Perspectives on China's
Rare Earth Policies: Reframing the
Debate through a Stakeholder Lens

The Management of Natural
Resources: An Overview and
Research Agenda

Digital Sustainability and
Entrepreneurship: Research
Directions to Tackle Climate Change
and Sustainable Development Goals

Dr. Simon JD Schillebeeckx

Academic Entrepreneur ✉ Digital Sustainability #Planet Hacker ##
Singapore, Singapore

Summary

With over 7 years of academic and entrepreneurial experience in
sustainability and digitization, I am passionate about creating positive
impact and transforming business models for the regenerative
economy. I am the founder and chief strategy officer of Handprint,
a platform that connects companies to causes that align with their
purpose and values, and automates, integrates, reports, and
visualizes their positive impact actions.

At Handprint, we are on a mission to regenerate ecosystems and
rebuild communities, rather than just minimizing harm. We work with
a global impact board to curate fantastic causes, such as the Global
Mangrove Trust, which I co-founded to restore and protect mangrove
forests. We also leverage blockchain, AI, and data analytics to
establish direct impact connections and measure outcomes. By
integrating positive impact with strategic KPIs, we ensure that
business growth becomes genuinely good for the world. This is how
we are cracking capitalism. Join the movement.

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Experience

SMU - Singapore Management University
9 years 2 months

Assistant Professor of Strategic Management
July 2016 - Present (7 years 8 months)
Singapore

Research on Innovation in Agriculture, Semiconductors, and Pharma

Studying Blockchain, bitcoin, and market disruption

Business Model Innovation

Lead Financial Innovation at the Sim Kee Boon Institute for Financial

Innovation

Post-Doctoral Researcher
January 2015 - June 2016 (1 year 6 months)

Singapore

Handprint
4 years 11 months

Chief Vision Officer @Handprint
December 2023 - Present (3 months)
Singapore

Founder and Chief Strategy Officer
April 2019 - January 2024 (4 years 10 months)
Singapore

Global Mangrove Trust
Co-Founder
June 2018 - Present (5 years 9 months)
Singapore

Aalto University
Visiting Assistant Professor of Innovation
March 2018 - April 2020 (2 years 2 months)
Helsinki Area, Finland

Imperial College London
PhD in Resource-Constrained Innovation & Knowledge Recombination
October 2011 - December 2014 (3 years 3 months)

1) Knowledge recombination and knowledge production. How do individuals, teams, firms, and inter-organizational collaborations stimulate the integration of knowledge and drive innovative performance
2) Strategic responses to natural resource scarcity. This phenomenon has remained largely unstudied within management, despite attention from economists, practitioners, and policy-makers. Theoretical work on the nature of resources and the origins of scarcity fits in this strand of research

Launch48
Ideator
2013 - 2013 (less than a year)

I pitched a business idea developed together with my brother, got selected as one of the most promising ideas and worked with a great team for the whole weekend on further developing it.

BECO
Sustainable Innovation Consultant
June 2009 - October 2011 (2 years 5 months)

My focus within BECO is on systemic or holistic change within corporations. More specifically I look at how carbon management, cradle to cradle and business model innovation can lead companies into a more sustainable future. I recently published a practitioner's book on Corporate Social Responsibility (available in Dutch alone). For more info on the book, please visit http://bit.ly/nqfWV3

Universidad Catolica de Argentina
Researcher
October 2007 - December 2007 (3 months)

Researching the different schools of thought within seven universities in the vicinity of Buenos Aires. I interviewed professors of all these universities in an attempt to paint a picture of whether, how and why ethics is being taught to business students.

Katholieke Universiteit Leuven
BA & Msc in Commercial Engineering
2001 - 2006 (5 years)

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Education

Singapore Management University
Post-doctoral degree, Digital Sustainability and Management · (2015 - 2016)

Imperial College London
Doctor of Philosophy (PhD), Business Administration and Management, General · (2011 - 2014)

Cevora
Professional Education, International Commerce · (2009 - 2009)

Nottingham University Business School
MA in Corporate Social Responsibility, CSR, ethics, economics, Business & Society, Human Rights, Sustainability · (2006 - 2007)

KU Leuven
Msc, Commercial Engineering · (2001 - 2006)